TerM Sheet No. ELN-21

to PRODUCT SUPPLEMENT NO. I–G DATED October 4, 2017

To the Prospectus Supplement dated June 30, 2017 and

Prospectus dated June 30, 2017

Free Writing Prospectus ELN-21

Registration Statement No. 333-218604-02

Exxon Mobil Corporation – Equity Linked Notes due April 21, 2020

Final Terms dated April 14, 2020

Issuer:	Credit Suisse AG, acting through its London Branch
Principal Amount:	$30,000,000
Principal Amount per Security:	$1,000
Issue Price:	100%
Proceeds to Issuer:	100% / $30,000,000
Underlying:	Common stock of Exxon Mobil Corporation (Bloomberg Ticker: XOM UN <Equity>)
Reference Share Issuer:	The issuer of the Underlying
Trade Date:	April 14, 2020
Issue Date:	April 21, 2020
Valuation Date:	April 15, 2025, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	April 21, 2025, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP/ISIN:	22551NY67 / US22551NY678
Initial Level:	$42.844
Final Level:	The closing level of the Underlying on the Valuation Date.
Conversion Ratio:	20.12111, which is a number equal to $1,000 / [(1 + Premium) × Initial Level], rounded to 5 decimal places.
Premium:	16%
Reference Value:	The product of the Final Level multiplied by the Conversion Ratio.
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, the Redemption Amount will be:
• If the Reference Value is greater than $1,000, the Reference Value.
• If the Reference Value is equal to or less than $1,000, $1,000.
Adjustments:

The share adjustment factor will be adjusted to reflect any Ordinary Cash Dividend (as defined below) on the Underlying that is different (higher or lower) than the Base Dividend or if no Ordinary Cash Dividend is declared for a quarter, as set forth below.

An “Ordinary Cash Dividend Adjustment Event” will occur if (i) an ex-dividend date for the Underlying occurs in respect of an Ordinary Cash Dividend that is different (higher or lower) than the Base Dividend or (ii) other than in connection with a Payment Period Adjustment, the Reference Share Issuer declares that it will pay no Ordinary Cash Dividend (or the calculation agent determines that no Ordinary Cash Dividend will be paid) in respect of any quarter.

If an Ordinary Cash Dividend Adjustment Event occurs, the share adjustment factor will be adjusted on the ex-dividend date for such Ordinary Cash Dividend or the date that the calculation agent determines based on the last expected ex-dividend date reported by Bloomberg would have been the ex-dividend date for the Ordinary Cash Dividend but for the non-payment of such Ordinary Cash Dividend in such quarter, as applicable.

The new share adjustment factor will equal the product of (i) the prior share adjustment factor and (ii) a fraction, the numerator of which will be the current market price of the Underlying minus the Base Dividend, and the denominator of which will be the current market price of the Underlying minus the amount of the Ordinary Cash Dividend per share, which, in the case no Ordinary Cash Dividend is paid in such quarter, will be deemed to be zero.

If the Reference Share Issuer effects a change in the periodicity of its Ordinary Cash Dividend payments (e.g., from quarterly payments to semi-annual payments) (a “Payment Period Adjustment”), then the calculation agent will make corresponding adjustments to the Base Dividend and references in this pricing supplement to a quarter or a quarterly dividend shall be deemed to refer instead to such other period or periodic dividend, as appropriate.

A dividend or other distribution consisting exclusively of cash to all, or substantially all, holders of the Underlying (the “Relevant Dividend”) will be deemed to be an “Ordinary Cash Dividend” if the calculation agent determines that the Relevant Dividend is declared and paid within the normal dividend policy or is materially similar to the historical dividend, or that the Reference Share Issuer announces will be an ordinary dividend. For the avoidance of doubt, the Relevant Dividend may be all or only a portion of any cash dividend or other cash distribution and Relevant Dividends may occur contemporaneously on any given date.

In the event that a dividend or other distribution is declared on any class of the Reference Share Issuer’s capital stock (or on the capital stock of any surviving entity or subsequent surviving entity of the Reference Share Issuer (a “reference issuer survivor”)) payable in shares of the Underlying (or the common stock of any reference issuer survivor) then, once the Underlying is trading ex-dividend, the share adjustment factor will be adjusted to equal the product of (i) the prior share adjustment factor and (ii) a fraction, the numerator of which will be the number of shares of the Underlying (or the common stock of any reference issuer survivor) outstanding on the trading day immediately preceding the ex-dividend date plus the number of shares constituting such distribution, and the denominator of which shall be the number of shares of the Underlying (or dividend or common stock of any reference issuer survivor) outstanding on the trading day immediately preceding the ex-dividend date.

A dividend or other distribution, other than an Ordinary Cash Dividend, consisting exclusively of cash to all or substantially all holders of the Underlying will be deemed to be an extraordinary cash dividend. If an extraordinary cash dividend occurs, the share adjustment factor will be adjusted so that the new share adjustment factor equals the product of (i) the prior share adjustment factor and (ii) a fraction, the numerator of which will be the closing price of the Underlying on the trading day immediately preceding the ex-dividend date and the denominator of which will be the closing price of the Underlying on the trading day immediately preceding the ex-dividend date minus the extraordinary cash dividend.

There are other adjustment provisions you should carefully review described in the relevant product supplement under “Description of the Securities—Adjustments.” For the avoidance of doubt, the provisions set forth above shall supersede the provisions set forth in “Description of the Securities—Adjustments—For equity securities of a reference share issuer” in the relevant product supplement, as applicable.

Base Dividend:	$0.87 per calendar quarter, subject to adjustment by the calculation agent when appropriate to reflect adjustments to the Share Adjustment Factor. For example, if the Underlying is subject to a 1-for-2 reverse stock split, then the calculation agent will double the Base Dividend, and if the Underlying is subject to a 2-for-1 stock split then the calculation agent will reduce the Base Dividend by half.
Calculation Agent:	Credit Suisse International
Events of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities will be determined by the calculation agent and will equal, for each security, the amount to be received on the Maturity Date, calculated as though the date of acceleration were the Valuation Date. For the avoidance of doubt, these provisions shall supersede the provisions set forth in “Description of the Securities—Events of default and acceleration” in any accompanying product supplement.
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Selling Restriction:	European Economic Area The securities may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision:
(a) the expression “retail investor” means a person who is one (or more) of the following:
(i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or
(ii) a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or
(iii) not a qualified investor as defined in Directive 2003/71/EC; and
(b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities offered so as to enable an investor to decide to purchase or subscribe the securities.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $970 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this free writing prospectus or the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Credit Suisse has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read this communication together with the Prospectus Supplement and Prospectus, each dated June 30, 2017, to understand fully the terms of the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus supplement and prospectus if you so request by calling toll free 1-877-927-7335.